UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

5 September 2016

Pearson plc - (the "Company")
Notification of PDMRs' Interests

Long-Term Incentive Plan
In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. The LTIP was renewed and approved by shareholders in 2011 and its operation is governed by the remuneration policy approved by shareholders at the Annual General Meeting on 25 April 2014.
On 1 September 2016, the Company made a grant to Kevin Capitani, a PDMR, of 128,000 performance-related restricted shares. 75% of these shares will vest in 2019 subject to Pearson's earnings per share in 2018. The final 25% of these shares will vest in 2021 subject to Pearson's earnings per share in 2018 and the participant's continued employment through to the fifth anniversary of the award.
The notification below is made in accordance with the requirements of the EU Market Abuse Regulation.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kevin Capitani
2	Reason for the notification
a)	Position/status	President, North America
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Award of performance-related restricted shares under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	128,000
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 September 2016
f)	Place of the transaction	n/a

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 September 2016

By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary